EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notice of Q3 2025 Results and Investor Presentation

ST HELIER, Jersey, Oct. 29, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN, AIM and VFEX: CMCL) ("Caledonia" or "the Company") expects to publish its operating and financial results for the third quarter ended September 30, 2025 on Monday, November 10, 2025.

A remote presentation for analysts and investors will be held on the same day, at 2:00pm London time, followed by an opportunity to ask questions.

A presentation of the results and outlook for Caledonia will be available on Caledonia's website (www.caledoniamining.com).

Conference Call Details

A presentation for investors and analysts will be held as follows:

When: November 10, 2025 at 2:00pm London time

Topic: Q3 2025 Results Call for Investors

Register in advance for this webinar:

https://brrmedia.news/CLDN_Q325

Cavendish Capital Markets Limited will now be acting as the Company's Nominated Adviser and Sole Broker in the UK.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39